For Immediate Release	Contacts:	Dan Flaherty, +1 617.954.4256
James Aber, +1 617.954.6154

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES TENDER OFFER

BOSTON (March 12, 2018) – MFS Investment Grade Municipal Trust (the “fund”) (NYSE: CXH) announced today that it will conduct a cash tender offer to purchase up to 7.5 percent of the fund’s outstanding common shares (the “shares”) at a price per share equal to 98 percent of the fund’s net asset value (NAV) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires.

This tender offer follows a tender offer that was completed in September 2017 for 15 percent of the fund’s then outstanding shares. The fund announced on July 11, 2017 that it would conduct the tender offer approximately six months after the close of the September 2017 tender offer if the average trading discount of the shares to NAV, calculated based on the simple average of the trading discounts (and premiums, as the case may have been) on each day the NYSE was open for trading, was greater than 6 percent for a specified 90-day period. That condition was met as of March 9, 2018, the end of the 90-day period.

As of February 28, 2018, the fund had 9,848,913 shares of common stock outstanding and total net assets of $101,720,209.

Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials. If the number of shares tendered exceeds the maximum amount of the tender offer, the fund will purchase shares from tendering shareholders on a pro-rata basis. Accordingly, there is no assurance that the fund will purchase all of a shareholder’s tendered common shares. The fund may determine not to accept shares tendered in the tender offer under various circumstances, as will be set forth in the offering materials. The tender offer is expected to begin on April 3, 2018 and terminate at 5:00 PM Eastern Standard Time on May 2, 2018, unless extended. The pricing date will also be May 2, 2018, unless the tender offer is extended.

Further information about the tender offer will be announced by a future press release. This announcement is for informational purposes only and is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the fund and is not a prospectus, circular or representation intended for use in the purchase or sale of fund shares. The fund has not yet commenced the tender offer described in this release. A tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Fund

The fund is a closed-end investment company product advised by MFS Investment Management. Except pursuant to a tender offer, common shares of the fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the fund involve investment risk, including possible loss of principal.

About MFS Investment Management

Established in 1924, MFS is an active, global investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of February 28, 2018, MFS manages US$489.7 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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